GRAHAM & DUNN PC



September 28, 2005

BART BARTHOLDT
(206) 340-9647
bbartholdt@grahamdunn.com

Via Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk/SEC Mail Room

> Re: **Canyon Bancorporation**
> **Regulation A Offering -- Form 1-A**

SEC MAIL RECEIVED SEP 2 9 2005 WASH. D.C. 209 PROCESSING SECTION

Dear Sir or Madam:

On behalf of Canyon Bancorporation, Tucson Arizona (the "Company"), and pursuant to Rule 252 under the Securities Act of 1933, as amended, we are transmitting a Regulation A Offering Statement on Form 1-A ("Offering Statement"). As required by Rule 252, seven copies, one of which is manually signed, of the Offering Statement are enclosed.

The Offering Statement is being filed in connection with the proposed offering by the Company of a maximum of 110,000 shares of its common stock, no par value per share ("Common Stock") to existing shareholders and the public.

The Company would like to distribute the Offering Circular covering the shares of Common Stock as early as possible. Accordingly, we would appreciate receiving your earliest advice as to the review of the enclosed Offering Statement.

Your cooperation in assisting the Company in meeting its proposed timetable is appreciated. Please direct any comments or questions you may have concerning the Offering Statement to me at (206) 340-9647 or, in my absence, Steve Klein at (206) 340-9648.

Sincerely,

GRAHAM & DUNN PC

Bart E. Bartholdt

BEB/beb
cc: Canyon Bancorporation (w/ Encl)
 McGladrey & Pullen LLP (w/ Encl)
 Stephen M. Klein, Esq. (w/o Encl)

M32051-644407

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

SEATTLE ~ PORTLAND ~ TACOMA